Wireless Telecom GroupINC.

25 Eastmans Road. Parsippany, New Jersey 07054

Tel. (973) 386-9696 Fax (973) 402-4042

www.wirelesstelecomgroup.com

May 14, 2008

Mr. Kevin L. Vaughn

Accounting Branch Chief

United States Securities and Exchange Commission

100 F St. NE

Washington, D.C. 20549

Re: File No. 001-11916

Dear Mr. Vaughn;

We have reviewed your comment letter in reference to the annual filing of the Wireless Telecom Group, Inc. Form 10-K for the year ended December 31, 2007. We have given careful consideration to each of your comments and have respectfully provided our response to your comments on a point-by-point basis as follows:

Form 10-K for the Year Ended December 31, 2007

Item 9A. Controls and Procedures, page 21

1.

We note that you concluded that your disclosure controls and procedures were effective “to provide reasonable assurance...” Please revise your future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Registrant response

As set forth above, registrant will revise future filings to state clearly that the disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that the principal executive officer and principal financial officer conclude that the disclosure controls and procedures are effective at that reasonable assurance level.

Index to consolidated Financial Statements, page F-1

Notes to consolidated Financial Statements, page F-8

2.

We note from page F-3 you have $11.6 million and $12.4 million of other intangibles, net outstanding as of December 31, 2007 and 2006, respectively. Please revise your future filings to include the disclosures required by paragraph 45 of SFAS 142 related to theses intangible assets.

Registrant response

The registrant will revise future filings to include the required disclosures included in paragraph 45 of SFAS 142 including the gross carrying amount and accumulated amortization, in total and by major intangible asset class as well as the estimated aggregate amortization expense for each of the five succeeding fiscal years.

Note 1. Description of Company and Summary of Significant Accounting Policies, page F-8

  -Goodwill, page F-9

3.	We note your significant goodwill balance as of December 31, 2007. Please address the following with respect to your goodwill impairment evaluation:

•	Tell us and revise future filings to disclose the number of reporting units that you have identified.
•

We note your disclosures on page 17 regarding the significant estimates involved in estimating the fair value of the reporting unit, including an assumption for annual revenue growth rates from 12% to 15%. We note that your revenues have grown from approximately $20.7 million in 2002 to $56.6 million in 2007; however, it appears that the majority of the revenue growth was due to the acquisition of Willtek in 2005. Please explain to us in greater detail why you believe it is appropriate to assume 12% to 15% annual revenue growth.

Registrant response

Goodwill is attributable to two of our reporting units and the registrant will revise future filings to disclose this information. Fair Market Valuation reports are prepared annually by outside 3rd party valuation consultants for each of these reporting units in order to test for goodwill impairment.

The majority of goodwill relates to the Willtek reporting unit. Historically, Willtek has reflected a higher growth rate than the other reporting units in the Company. Willtek has consistently demonstrated its ability to develop and introduce new products in the marketplace. Sales growth in 2007 was 12.3% over 2006 sales revenue. It is anticipated that Willtek will continue to develop new products and maintain high levels of annual growth between 12% to 15%.

-Revenue Recognition, page F-10

4.

Please revise future filings to disclose in greater detail the material terms of your sales arrangements, including your sales to manufacturers’ representatives. Tell us and disclose in future filings any sales incentives you offer to any of your customers and any post shipment obligations and acceptance provisions that may exist in connection with your sales arrangements. Explain how these obligations impact your recognition of revenue.

Registrant response

The registrant will revise future filings to disclose in greater detail any material terms of sales arrangements, including our sales to manufacturers’ representatives.

Revenue, including shipping and handling fees, is recognized when products are shipped and title has passed to the customer. If title does not pass until the product reaches the customer’s delivery site, then recognition of revenue is deferred until that time. Manufacturers’ representatives earn commissions as they obtain orders from customers. Manufacturers’ Representatives do not take title to any goods as their role is to generate sales as a broker for the Company. Payment of commissions to manufacturers’ Representatives occurs in 30 days after shipment of goods to domestic customers and after payment is received for orders shipped to International customers.

Sales discounts are offered on certain high volume customer orders on a per transaction basis. There are no special post shipment obligations or acceptance provisions that exist with any sales arrangements. The company does not allow for the right of return of product unless units are defective. The company provides customers with a one year warranty on products sold and records a provision for warranty reserves which was not material to the financial statements as of December 31, 2007. Additionally, warranty reserves and expenses have not been material on an historical basis to the financial statements of the company.

-Stock –Based compensation, page F-10

5.

We note here and on pages 16 and F-16 that you do not adjust the calculated value of your stock options for forfeitures since you have a limited history with respect to forfeitures. Please tell us and revise your disclosures related to your outstanding stock options in future filings to explain how you considered the guidance in paragraph 80 of SFAS 123(R) related to your forfeitures which indicates that an entity that had a policy of recognizing the effect of forfeitures only as they occurred shall estimate the number of outstanding instruments for which the requisite service is not expected to be rendered.

Registrant response

Historically, options forfeitures within the Company were minimal due to our vesting terms and the fact that there was a very low level of employee turnover. Consequently, there were very few, if any, forfeitures. Accordingly, the Company did not determine it was necessary to record a cumulative effect of change in accounting principle upon adoption of SFAS 123(R) relating to forfeitures. Based upon historical experience management believes that there will be no material forfeiture of options, however, we will monitor this activity on a quarterly basis.

6.

We note from F-16 your disclosures that you utilize the Black-Scholes option pricing model to determine the fair value of your stock options. Please revise this note in future filings to explain how you determined the assumptions utilized in these models including volatility, risk free interest rate, expected life, etc. Refer to the guidance in paragraphs A240-242 of SFAS 123(R) and SAB Topic 14.

Registrant response

The registrant will revise future filings to explain how the assumptions utilized in the Black-Scholes model were determined including volatility, risk free interest rate, expected life, etc. as indicated in paragraphs A240-242 of SFAS 123(R) and SAB Topic 14.

Expected option life is derived from assumed exercise rates based on historical exercise patterns and represents the period of time that options granted are expected to be outstanding. Expected volatilities are based on historical volatility of our shares using weekly price observations over an appropriate observation period of three years. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods similar to the expected life.

-Income per Common Share, page F-11

7.

Please revise future filings to disclose the number of potentially dilutive securities issuable under your stock option arrangements which were excluded from the computation of earnings per share in accordance with paragraph 40 of SFAS 128.

Registrant response

The registrant will revise future filings to disclose the number of potentially dilutive securities issuable under our stock option arrangements in accordance with paragraph 40 of SFAS 128.

For the years ended December 31, 2007 and 2006 there were 1,518,674 and 1,289,378, respectively, of stock options that could potentially dilute basic EPS in the future that were not included in the in the computation of diluted EPS because to do so would have been ant dilutive for the periods presented.

Note 9. Operational Information and Export Sales, page F-17

8.	Please revise this note in future filings to disclose the basis for attributing revenues from external customers to individual countries consistent with paragraph 38(a) of SFAS 131.

Registrant response

The registrant will revise future filings to disclose the basis for attributing revenues from external customers to individual countries consistent with paragraph 38(a) of SFAS 131. If revenues from external customers attributed to an individual foreign country are material, those revenues shall be disclosed separately.

We respectively submit the above responses to your letter dated May 1, 2008. In doing so, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the staff have any questions or comments concerning this letter or desire any further information or clarification in respect of our responses, please do not hesitate to contact me at telephone number (973) 386-9696 extension # 4124.

Sincerely,

/s/ Paul Genova

Paul Genova

Chief Financial Officer

Wireless Telecom Group, Inc.

CC:	Robert H. Cohen, Esq. - Greenberg & Traurig; Outside Counsel
John Haslbauer - PKF; Independent auditors
James Monty Johnson- CEO Wireless Telecom Group, Inc.
Joseph Garrity- Audit Committee Chairman; Wireless Telecom Group, Inc.
Robert Censullo – Controller; Wireless Telecom Group, Inc.